

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2014

Via E-mail
Megan Parisi
The Stilwell Group
111 Broadway, 12th Floor
New York, NY 10006

>   **Re: Poage Bankshares, Inc.**
>   **Definitive Additional Materials on Schedule 14A**
>   **Filed May 5, 2014 By Stilwell Value Partners II, L.P., et al.**
>   **Response dated May 8, 2014**
>   **File No. 001-35295**

Dear Ms. Parisi:

We have reviewed your response letter dated May 8, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Additional Materials Filed on May 5, 2014

1.   We note your response to prior comment 1 in our letter dated May 6, 2014. To the extent applicable in future filings, please refrain from making the following statements or characterize them as your belief or opinion:
   - statements implying that the Board, in approving the Town Square acquisition, acted "foolishly";
   - statements asserting that the Board is "obviously sorely deficient" in the area of corporate mergers and acquisitions; and
   - statements predicting the later structuring of an accretive acquisition.

Regarding the third bullet above, please also note that we are unable to concur that your response supports the Stilwell Group's prediction regarding a future accretive acquisition. Please revise future filings as appropriate.

2.   As a related matter, we note that your response includes numerous references to Sandler O'Neill's letter to the Company, filed as Exhibit 2 to its Schedule 13D filed on October 31, 2013, as supplemental support for the Stilwell Group's statements and assertions identified in prior comment 1. In this regard, we are unable to concur that the views of Sandler O'Neill, as set forth in the letter, constitute a "factual foundation" for such statements and assertions. To the extent applicable, please characterize such statements and assertions in your future filings as views that you share with other shareholders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David Lin, Attorney-Advisor, Office of Financial Services, at (202) 551-3552 with any questions. If you require further assistance, you may contact me at (202) 551-3641.

Sincerely,

/s/ Geoff Kruczek

Geoff Kruczek
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Via E-mail
       Mary Ann Frantz, Esq.